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 FTC news
    Federal Trade Commission  Washington, D.C.  20580  (202) 326-2180

FOR RELEASE:  JANUARY 11, 1996


            PRAXAIR TO SETTLE FTC CHARGES OVER CBI ACQUISITION;
            WILL DIVEST FOUR CBI PLANTS TO RESTORE COMPETITION


      Praxair, Inc. has agreed to divest four atmospheric gases production plants to settle Federal Trade Commission charges that its $2 billion acquisition of CBI Industries, Inc. would violate federal antitrust laws,

reduce competition and raise prices in the market for atmospheric gases produced off-site for industrial customers in several areas of the country.

      Praxair, based in Danbury, Connecticut, is the largest supplier of industrial gases, including atmospheric gases, in America, and the third largest supplier worldwide. CBI, which competes with Praxair, is headquartered in Oak Brook, Illinois.

      The products at issue in the case are "merchant" atmospheric gases -- nitrogen, oxygen and argon -- supplied to customers via tanker truck or in cylinders (as opposed to atmospheric gases produced for customers on-site or near their production facilities.) Merchant nitrogen is used in industrial applications such as heat treating, chemical blanketing and freezing. Merchant oxygen is used in foundries, steel and glass production and for medical purposes. Merchant argon is primarily used for welding. There are no adequate substitutes for any of the three gases, the FTC alleged.

      According to the FTC complaint detailing the charges, the acquisition would reduce competition in the merchant oxygen and nitrogen markets in both northern and southern California, and also would reduce competition for merchant nitrogen, oxygen and argon in eastern Connecticut and western Wisconsin/southeastern Minnesota. Entry by a new firm in those markets would be time consuming, costly and unlikely, the complaint say. Thus, the proposed acquisition would violate federal antitrust laws in those areas by:

      -- eliminating direct competition between Praxair and CBI;

      -- enhancing the likelihood of collusion or other anticompetitive practices among the remaining competitors in California;


                                   -more-

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(Praxair--1/11/96)

      -- eliminating competition between the two closest competitors in eastern Connecticut and the two closest competitors in western Wisconsin and southeastern Minnesota;

      -- increasing the likelihood that Praxair would unilaterally exercise market power in eastern Connecticut, western Wisconsin and southeastern Minnesota; and

      -- increasing the likelihood that prices for the gases would increase in those geographic areas.

      The proposed consent agreement to settle the charges and restore competition would require Praxair to divest, individually or in some combination, CBI's atmospheric gas production facilities in Vacaville and Irwindale, California; Bozrah, Connecticut; and Madison, Wisconsin. The proposed divestitures would have to be completed within 12 months from the date the order becomes final. If Praxair were to fail to divest the assets within the specified time frame, the Commission could appoint a trustee to divest the four plants.

      To remedy any anticompetitive effects of the acquisition pending divestiture, Praxair must maintain the four CBI production facilities as viable, independent competitors of Praxair's nearby plants. Accordingly, Praxair has agreed to hold the plants separate from its other businesses and take steps to assure that no confidential information is exchanged between the plants and those other businesses.

      The Commission vote to accept the proposed consent agreement for public comment was 5-0. The proposed consent agreement will be published in the Federal Register shortly and will be subject to public comment for 60 days, after which the Commission will decide whether to make it final. Comments should be addressed to the FTC, Office of the Secretary, 6th Street and Pennsylvania Avenue, N.W., Washington, D.C. 20580.

NOTE: A consent agreement is for settlement purposes only and does not constitute an admission of a law violation. When the Commission issues a consent order on a final bases, it caries the force of law with respect to future actions. Each violation of such an order may result in a civil penalty of $10,000.

      Copies of the complaint, the proposed consent agreement and an analysis of the agreement to aid the public in commenting, are available from the FTC's Public Reference Branch, Room 130, at the address listed above; 202-326-2222; TTY for the hearing impaired 202-326-2502. To find out the latest news as it is announced, call the FTC NewsPhone recording at 202-326-2710. FTC news releases and other materials also are available on the Internet at the FTC's World Wide Web site at: http://www.fic.gov
                                   # # #
MEDIA CONTACT:    Claudia Bourne Farrell, Office of Public Affairs
                        202-326-2181

STAFF CONTACT:          James H. Holden, Jr., or Christina Perez, Bureau of
                        Competition
                        202-326-2682

(FTC File No. 961 0017)                                           (Praxair)